David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

January 17, 2012

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: Mark P.Shuman, Branch Chief-Legal

Re:           Buckeye Oil & Gas, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 1, 2011 and December 13, 2011
File No. 333-176729

Dear Mr. Shuman:

Buckeye Oil & Gas, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 3 to its registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated January 6, 2012, with reference to Amendment No. 2 to the Company's registration statement on Form S-1 filed with the Commission on November 1, 2011, as amended on December 13, 2011.

In addition to the Amended Registration Statement, which has also been amended to include current financial information, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Risk Factors

"Since our directors work for other natural resource exploration companies, their other activities for those other companies..." page 16

1.
Please revise your document so that the risks relating to the possibility of your directors presenting business opportunities to other companies is placed under a separate risk factor subcaption that adequately describes, and is solely devoted to, this uncertainty. Risks relating to how much time your directors will devote to your operations should be included under a separate risk factor subcaption.

Response:   In accordance with the comments of the Commission, the Amended Registration Statement contains a separate risk factor describing the possibility of the directors of the Company presenting business opportunities to other companies and a separate risk factor regarding the time and effort the directors are expected to devote to the operations of the Company.

Description of Business

Description of Business

Current State of Exploration, page 36

2.
Please clarify the status of the project for the construction of 2.5 kilometers of pipeline to the well on the Spirit Rycroft Property. To the extent the pipeline construction has not begun, tell us whether and when you expect it to commence. Also, clarify whether additional time and testing will be required before the operator of the well will be able to make a recommendation as to whether the pipeline should be constructed.

Response:   The Amended Registration Statement has been revised to clarify the current status of the construction of the pipeline to the well on the Spirit Rycroft Property.

Please address any further questions or comments to the undersigned at the above-referenced telephone and facsimile numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc:           Pol Brisset